EXHIBIT 2.1

AMENDMENT NO. 2 TO
AGREEMENT AND PLAN OF MERGER

     This Amendment No. 2 (this “Amendment”), dated as of January 24, 2005, is made and entered into by and among Camden Property Trust, a Texas real estate investment trust (“Parent”), Camden Summit, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“MergerCo”), and Summit Properties Inc., a Maryland corporation (the “Company”), and shall amend the Agreement and Plan of Merger, dated as of October 4, 2004, as amended on October 6, 2004, by and among Parent, MergerCo and the Company (the “Merger Agreement”).

     WHEREAS, the parties to the Merger Agreement desire to amend the Merger Agreement to clarify their mutual intent relating thereto.

     NOW, THEREFORE, in consideration of the foregoing, the parties hereto hereby agree as follows:

     1.     Section 2.7(a) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

          “At the Effective Time, each then outstanding option to purchase shares of Company Common Stock (“Company Option”) under any employee stock option or compensation plan or arrangement of the Company (the “Company Stock Option Plans”) whether or not exercisable at the Effective Time and regardless of the exercise price thereof, will be cancelled, effective as of the Effective Time, in exchange for the right to receive at the Effective Time a single lump sum cash payment, equal to the product of (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (y) the excess, if any, of the Option Payment over the exercise price per share of such Company Option; provided that if the exercise price per share of any such Company Option is equal to or greater than the Option Payment, such Company Option shall be canceled without any cash payment being made in respect thereof. Notwithstanding the foregoing, rather than receiving the Option Payment in cash, holders of outstanding Summit incentive stock options may, at the option of the holder, elect the right to receive Parent Common Shares at the Effective Time of the Merger, in exchange for the cancellation of such incentive stock options, in an amount equal to the value of the Option Payment; provided, however that no fractional Parent Common Shares shall be issued in connection with such exchange and each holder of an incentive stock option who otherwise would have been entitled to a fraction of a Parent Common Share shall receive in lieu thereof cash in accordance with Section 2.6. The Company will send to each holder of an outstanding incentive stock option prior to the Effective Time a notice setting forth such holder’s right to elect to receive Parent Common Shares in lieu of the cash Option Payment pursuant to this Section 2.7(a). The issuance of Parent Common Shares in lieu of the Option Payment in cash will not effect the allocation of the Share Consideration or Cash Consideration to be issued in the Merger. All payments under this Section 2.7(a) shall be subject to any applicable withholding tax. For purposes of this Section 2.7, the “Option Payment” shall mean the sum of (x) $13.8057 plus (y) the product of the Average Parent Common Share Price times the Exchange Ratio times the quotient of (A) the Share Election Shares (after giving effect to any reallocation pursuant to Section 2.3) multiplied by the Exchange Ratio multiplied by the Average Parent Common Share Price (the “Aggregate Share Consideration Value”), divided by (B) the sum of the Aggregate Cash Consideration plus the Aggregate Share Consideration Value; provided that any adjustment to the Exchange Ratio pursuant to Section 8.1 (f) or otherwise and any reallocation of the Merger Consideration pursuant to Section 2.3 shall be taken into account.”

     2.     Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Merger Agreement.

     3.     Except as otherwise expressly provided in this Amendment, the Merger Agreement is hereby ratified and confirmed and shall continue in full force and effect in accordance with its terms.

     4.     This Amendment may be executed in identical counterparts, which when taken together shall constitute one and the same instrument. A counterpart transmitted by facsimile shall be deemed an original for all purposes.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed effective as of the date first above written.

CAMDEN PROPERTY TRUST
By:	/s/ Richard J. Campo
Richard J. Campo Chairman of the Board and Chief Executive Officer

CAMDEN SUMMIT, INC.
By:	/s/ Richard J. Campo
Richard J. Campo Chairman of the Board and Chief Executive Officer

SUMMIT PROPERTIES INC.
By:	/s/ Steven R. LeBlanc
Steven R. LeBlanc President and Chief Executive Officer